NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2010 First Quarter Results

Calgary, Alberta, April 27, 2010 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $2.2 million or $0.13 per share for the first quarter ended March 31, 2010, a decrease of 61% from $0.33 per share earned in the first quarter ended March 31, 2009.

Financial Highlights

(millions of Cdn. $ except per share data)
Three Months Ended

March 31
	2010	2009
Unaudited
Sales	$ 121.9	$ 140.7

Gross Profit	$ 19.7	$ 26.4
Gross Profit - %of sales	16.1%	18.8%

EBITDA (1)	$ 4.1	$ 9.6
EBITDA(1)%of sales	3.4%	6.8%

Net income	$ 2.2	$ 6.0

Per share
Basic	$ 0.13	$ 0.33
Diluted	$ 0.12	$ 0.33

Net working capital (2)	$ 113.9	$ 153.2

Bank operating loan (2)	$ 1.1	$ 40.2

“CE Franklin was profitable in the first quarter despite a challenging business environment that is beginning to show early signs of recovery from decade low activity levels.  The Company will continue to focus on the execution of its strategies,” said Michael West, President and CEO.

Net income for the first quarter of 2010 was $2.2 million, down $3.8 million from the first quarter of 2009.
Sales were $121.9 million, a decrease of $18.8 million (13%) from the first quarter of 2009. Capital project business comprised 50% of total sales (2009 – 62%), and decreased $26.0 million (30%) from the prior year period, consistent with the 28% decrease in well completions from the comparable period.  The rollover in tubular and other steel product prices also contributed to the reduction in capital project sales and margins. Lower capital project sales were partially offset by the acquisition of a western Canadian oilfield supply competitor in the second quarter of 2009, which contributed an estimated 17% of first quarter 2010 oilfield sales. Gross profit was down $6.7 million (25%) due to the reduction of sales combined with a 2.7% decline in average margins from the prior year period.  The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $1.2 million (7%) to $15.6 million for the quarter as compensation and operating costs have been managed to lower levels in response to reduced sales levels. Income taxes decreased by $1.7 million (61%) in first quarter of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the first quarter decreased by 0.4 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.13 in the first quarter of 2010, down 61% from that earned in the first quarter 2009.

Business Outlook

Oil and gas industry activity in 2010 is expected to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  The year to date average rig count is significantly higher than comparable 2009 levels, while well completions, which drive demand for the Company’s capital project related products, continue to lag last year’s levels. As 2010 progresses, the increase in rig activity should result in higher well completions which are expected to in turn increase demand for the Company’s products. Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2010 due to a full year’s contribution of sales from the oilfield equipment distributor acquired in June 2009, increased oil and gas industry activity and the expansion of the Company’s product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan. Net working capital and bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2010 first quarter results, which is open to the public, will be held on Wednesday, April 28, 2010 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 67058275 and may be accessed until midnight Wednesday, May 12, 2010.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3017960 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

Management’s Discussion and Analysis at April 27, 2010

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin. This discussion should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2010 and the Management’s Discussion and Analysis and the consolidated financial statements for the year ended December 31, 2009. All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 49 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 55% of the Company’s shares.

Business Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  Organic growth is expected to be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and Maintenance, Repair and Operating Supplies (“ MRO”)  business by leveraging our existing supply chain infrastructure, product and project expertise.

Business Outlook

Oil and gas industry activity in 2010 is expected to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  The year to date average rig count is significantly higher than comparable 2009 levels, while well completions, which drive demand for the Company’s capital project related products, continue to lag last year’s levels. As 2010 progresses, the increase in rig activity should result in higher well completions which are expected to in turn increase demand for the Company’s products. Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2010 due to a full year’s contribution of sales from the oilfield equipment distributor acquired in June 2009, increased oil and gas industry activity and the expansion of the Company’s product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

First Quarter Operating Results

The following table summarizes CE Franklin’s results of operations:

(In millions of Cdn. Dollars except per share data)
	Three Months Ended March 31

	2010		2009

Sales	121.9	100.0%	140.7	100.0%
Cost of Sales	(102.2)	(83.9)%	(114.3)	(81.2)%
Gross profit	19.7	16.1%	26.4	18.8%
Selling, general and administrative expenses	(15.6)	(12.8)%	(16.8)	(11.9)%
EBITDA(1)	4.1	3.4%	9.6	6.8%
Amortization	(0.6)	(0.5)%	(0.6)	(0.4)%
Interest	(0.2)	(0.2)%	(0.3)	(0.2)%
Income before taxes	3.3	2.7%	8.7	6.2%
Income tax expense	(1.1)	(0.9)%	(2.7)	(1.9)%
Net income	2.2	1.8%	6.0	4.3%
Net income per share
Basic	$ 0.13		$ 0.33
Diluted	$ 0.12		$ 0.33
Weighted average number of shares outstanding (000's)
Basic	17,576		18,013
Diluted	17,803		18,189

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company is required to pay cash equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net incomes, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

First Quarter Results

Net income for the first quarter of 2010 was $2.2 million, down $3.8 million from the first quarter of 2009.
Sales were $121.9 million, a decrease of $18.8 million (13%) from the first quarter of 2009. Capital project business comprised 50% of total sales (2009 – 62%), and decreased $26.0 million (30%) from the prior year period, consistent with the 28% decrease in well completions from the comparable period. The rollover in tubular and other steel product prices also contributed to the reduction in capital project sales and margins. Lower capital project sales were partially offset by the acquisition of a western Canadian oilfield supply competitor (the “Acquired Business”) in the second quarter of 2009, which contributed an estimated 17% of first quarter 2010 oilfield sales. Gross profit was down $6.7 million (25%) due to the reduction of sales combined with a 2.7% decline in average margins from the prior year period. The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $1.2 million (7%) to $15.6 million for the quarter as compensation and operating costs have been managed to lower levels in response to reduced sales levels. Income taxes decreased by $1.7 million (61%) in first quarter of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the first quarter decreased by 0.4 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid (“NCIB”). Net income per share (basic) was $0.13 in the first quarter of 2010, down 61% from that earned in the first quarter 2009.

Sales

Sales for the quarter ended March 31, 2010, were $121.9 million, down 13% from the quarter ended March 31, 2009, as detailed above in the “First Quarter results” discussion.

(in millions of Cdn. $)
	Three months ended March 31
	2010		2009

End use sales demand	$ %		$ %
Capital projects	61.5	50	87.5	62
Maintenance, repair and operating supplies	60.4	50	53.2	38
Total Sales	121.9	100	140.7	100

Note: Capital project end use sales are defined by the Company as consisting of the tubular and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the 2010 and 2009 first quarters are provided in the table below.

	Q1 Average		%
	2010	2009	change
Gas - Cdn. $/gj (AECO spot)	$ 4.93	$ 4.94	(0)%
Oil - Cdn. $/bbl (synthetic crude)	$ 82.49	$ 56.23	47%
Average rig count	425	310	37%
Well completions:
Oil	1,355	954	42%
Gas	1,491	2,993	(50)%
Total well completions	2,846	3,947	(28)%

Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; well completion data – Daily Oil Bulletin

Sales of capital project related products were $61.5 million in the first quarter of 2010, down 30% ($26 million) from the first quarter of 2009. Total well completions decreased by 28% in the first quarter of 2010 and the average working rig count increased by 37% compared to the prior year period. Gas wells comprised 52% of the total wells completed in western Canada in the first quarter of 2010 compared to 76% in the first quarter of 2009. Spot gas prices ended the first quarter at $3.68 per GJ (AECO) and $83.29 per bbl (Synthetic Crude), a decrease of 25% and an increase of 1%, respectively, from first quarter average prices. Depressed gas prices are expected to continue to negatively impact gas drilling activity over the remainder of 2010, which in turn is expected to constrain demand for the Company’s products.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for the quarter ended March 31, 2010, increased by $7.2 million (14%) to $60.4 million compared to the quarter ended March 31, 2009 and comprised 50% of the Company’s total sales. The increase in sales reflects sales contributed by the Acquired Business.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield product distribution business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q1 2010		Q1 2009
Sales ($millions)	$ %		$ %
Oilfield	102.9	85	126.3	90
Oil sands	15.1	12	12.4	9
Production services	3.9	3	2.0	1
Total sales	121.9	100	140.7	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $102.9 million for the first quarter of 2010, down 19% from the first quarter of 2009. This decrease was driven by the 28% decrease in well completions compared to the prior year period, partially offset by sales contributed by the Acquired Business which comprised approximately 17% of first quarter 2010 oilfield sales.

Sales to oil sands end use applications reached $15.1 million in the first quarter, an increase of $2.7 million (22%) compared to $12.4 million in the first quarter of 2009 reflecting increased capital project sales. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $3.9 million in the first quarter of 2010, double the $2.0 million of sales in the first quarter of 2009, reflecting improved oil production economics resulting in increased customer maintenance activities that were deferred in 2009.

Gross Profit

Gross Profit

	Q1 2010	Q1 2009
Gross profit (millions)	$ 19.7	$ 26.4
Gross profit margin as a % of sales	16.1%	18.8%

Gross profit composition by product sales category:
Tubulars	2%	11%
Pipe, flanges and fittings	28%	36%
Valves and accessories	19%	18%
Pumps, production equipment and services	17%	9%
General	34%	26%
Total gross profit	100%	100%

Gross profit was $19.7 million in the first quarter of 2010, down $6.7 million (25%) from the first quarter of 2009 due to the 13% decline in sales combined with lower gross profit margins. Gross profit margins declined from 18.8% in the first quarter of 2009 to 16.1% in the first quarter of 2010. The reduction in tubular gross profit composition in the first quarter was affected by lower sales and margins due to continued market inventory surpluses and product cost deflation compared to the first quarter of 2009. Reduced pipe, flange and fittings gross profit composition in the first quarter of 2010 reflect the impacts of lower margin oil sands orders and product cost deflation. Increased pumps, production equipment and services gross profit composition reflects the doubling of sales over the prior year period.  The increase in general products gross profit composition reflects the increase in MRO end use sales to 50% of total sales in the quarter, compared to 38% in the prior year period.

Selling, General and Administrative (“SG&A”) Costs

Selling, General and Administrative (“SG&A”) Costs

($millions)	Q1 2010		Q1 2009
	$ %		$ %
People costs	8.9	57	10.1	60
Facility and office costs	3.4	21	3.4	20
Selling costs	1.8	12	1.7	10
Other	1.5	10	1.6	10

SG&A costs	15.6	100	16.8	100

SG&A costs as % of sales	13%		12%

SG&A costs decreased $1.2 million (7%) in the first quarter of 2010 from the prior year period and represented 13% of sales compared to 12% in the prior year period. The majority of the $1.2 million decrease in expenses was attributable to a $1.2 million (12%) reduction in people costs reflecting a 1% reduction in employee count, lower overtime and incentive compensation costs. The expansion of the Company’s branch network from 44 to 49 branches resulting from the acquisition of the Acquired Business increased operating costs by approximately $0.8 million in the first quarter compared to the prior year period.

Amortization Expense

Amortization expense of $0.6 million in the first quarter of 2010 was comparable to the first quarter of 2009.

Interest Expense

Interest expense of $0.2 million in the first quarter of 2010 was comparable to the first quarter of 2009.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses on United States dollar denominated product purchases and net working capital liabilities were nominal in both the first quarter of 2010 and the first quarter of 2009.

Income Tax Expense

The Company’s effective tax rate for the first quarter of 2010 was 32.6%, comparable to the first quarter of 2009. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data is presented in Canadian dollars and in accordance with Canadian GAAP. This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2008	2008	2008	2009	2009	2009	2009	2010
Sales	$ 96.4	$ 149.3	$ 161.2	$ 140.7	$ 109.1	$ 94.1	$ 93.0	$ 121.9
Gross profit	19.0	27.8	33.9	26.4	17.5	17.4	15.3	19.7
Gross profit %	19.7%	18.6%	21.0%	18.8%	16.0%	18.5%	16.5%	16.1%
EBITDA	2.3	9.1	14.3	9.6	1.7	0.5	0.6	4.1
EBITDA as a % of sales	2.4%	6.1%	8.9%	6.8%	1.6%	0.5%	0.6%	3.4%
Net income (loss)	1.0	5.7	8.8	6.0	0.6	0.2	(0.5)	2.2
Net income (loss) as a % of sales	1.0%	3.8%	5.5%	4.3%	0.5%	0.2%	(0.5%)	1.8%
Net income (loss) per share
Basic	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01	($0.03)	$ 0.13
Diluted	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01	($0.03)	$ 0.12

Net working capital(1)	114.9	123.1	142.8	153.2	137.0	131.1	136.6	113.9
Bank operating loan(1)	18.4	20.9	34.9	40.2	25.3	21.3	26.5	1.1

Total well completions	2,607	4,392	6,971	3,947	1,274	1,468	1,576	2,846

(1) Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances. Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at March 31, 2010, borrowings under the Company’s bank operating loan were $1.1 million, a decrease of $25.4 million from December 31, 2009. Borrowing levels have decreased due to the Company generating $3.2 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $22.7 million reduction in net working capital. This was offset by $0.1 million in capital and other expenditures and $0.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s NCIB.

As at March 31, 2009, borrowings under the Company’s bank operating loan were $40.2 million, an increase of $5.2 million from December 31, 2008. Borrowing levels increased due to a $10.3 million increase in net working capital, $0.5 million in capital and other expenditures and $1.6 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s NCIB. This was offset by $7.1 million in cash flow from operating activities, before net changes in non-cash working capital balances.

Net working capital was $113.9 million at March 31, 2010, a decrease of $22.7 million from December 31, 2009. Accounts receivable increased by $7.4 million (11%) to $74.9 million at March 31, 2010 from December 31, 2009 due to the 31% increase in sales in the first quarter compared to the fourth quarter of 2009, partially offset by an improvement in Days Sales Outstanding (“DSO”). DSO in the first quarter of 2010 was 51 days compared to 60 days in the fourth quarter of 2009 and 52 days in the first quarter of 2009. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance. Inventory decreased by $12.8 million (12%) at March 31, 2010 from December 31, 2009. Inventory turns for the first quarter of 2010 improved to 4.6 turns compared to 3.0 turns in the fourth quarter of 2009 and 4.0 turns in the first quarter of 2009. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance. The Company continues to adjust its investment in inventory to align with anticipated industry activity levels and supplier lead times in order to improve inventory turnover efficiency. Accounts payable and accrued liabilities increased by $13.6 million (35%) to $52.1 million at March 31, 2010 from December 31, 2009 responsive to increased sales levels.

Capital expenditures in the first quarter of 2010 were $0.1 million, comparable to $0.5 million in the prior year period.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010.  The Company anticipates that its bank operating facility will be renewed in the normal course.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company. The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average trailing 12 month debt to 3.0 times trailing twelve month EBITDA. As at March 31, 2010, the Company’s average debt to EBITDA ratio was 2.5 times (March 31, 2009 –0.8 times) which provides a maximum borrowing ability of $31 million under the facility. As at March 31, 2010, the ratio of the Company’s debt to total capitalization (debt plus equity) was 1.0% (March 31, 2009 – 22%).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2009.

Capital Stock

As at March 31, 2010 and 2009, the following shares and securities convertible into shares were outstanding:

(millions)	March 31, 2010	March 31, 2009
	Shares	Shares
Shares outstanding	17.6	17.8
Stock options	1.2	1.2
Share unit plan obligations	0.6	0.5
Shares outstanding and issuable	19.4	19.5

The weighted average number of shares outstanding during the first quarter of 2010 was 17.6 million, a decrease of 0.4 million shares from the prior year’s first quarter due principally to the purchases of common shares under its NCIB and to resource share unit plan obligations. The diluted weighted average number of shares outstanding was 17.8 million, a decrease of 0.4 million shares from the prior year’s first quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations. During the three month period ended March 31, 2010, 36,800 common shares were acquired by the trust at an average cost per share of $6.78 (March 31, 2009 – 50,000 at an average cost per share of $5.00). As at March 31, 2009, the trust held 357,463 shares (March 31, 2009 – 363,258 shares).

On December 23, 2009, the Company announced the renewal of the NCIB, to purchase up to 880,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. As at March 31, 2010 the Company had purchased 29,498 shares at an average cost of $6.61 per share (March 31, 2009 - 302,800 shares at an average cost of $4.57 per share).

The Company settles exercises of stock options through payment of cash in order to manage share dilution while resourcing its long term incentive plan on a tax efficient basis. As a result, the Company’s stock option obligations (subject to vesting) are classified as a current liability (March 31, 2010 - $1.7 million) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above. On March 4, 2010, the federal government introduced its 2010 budget which contained provisions which if enacted, could result in future stock option settlement payments no longer being deductible by the Company for tax purposes.  This would result in the accounting write off of approximately $0.5 million of related future tax assets. No accounting recognition will be made until such time and to the extent that proposed changes to the deductibility of stock option payments for tax purposes has been substantively enacted.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2009. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

There have been no changes to accounting policies since December 31, 2009.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is advanced in its assessment of the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. No significant accounting policy differences have been identified to date. Similarly, there have been no significant information system change requirements identified in order to adopt IFRS. The project team is currently assessing changes to financial statement presentation, disclosure and related internal controls over financial reporting that will be required to adopt IRFS. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements. The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the three months ended March 31, 2010 that have materially affected or are reasonably likely to materially affect the ICFR. No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions for year ended December 31, 2009 have occurred that would materially change the information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in the MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2010 and beyond;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstance after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F/ Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	March 31	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Accounts receivable	74,850	67,443
Inventories	89,879	102,669
Other	1,349	4,960
	166,078	175,072

Property and equipment	10,065	10,517
Goodwill	20,570	20,570
Future income taxes (note 5)	1,405	1,457
Other	300	339
	198,418	207,955

Liabilities

Current liabilities
Bank operating loan	1,078	26,549
Accounts payable and accrued liabilities	52,137	38,489
	53,215	65,038

Long term debt	290	290
	53,505	65,328

Shareholders* Equity
Capital stock	23,269	23,284
Contributed surplus	17,430	17,184
Retained earnings	104,214	102,159
	144,913	142,627
	198,418	207,955

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended

(in thousands of Canadian dollars except shares and per share amounts)	March 31	March 31
	2010	2009

Sales	121,879	140,732
Cost of sales	102,219	114,367
Gross profit	19,660	26,365

Other expenses
Selling, general and administrative expenses	15,600	16,768
Amortization	617	555
Interest expense	240	282
Foreign exchange (gain)/loss	(76)	1
	16,381	17,606

Income before income taxes	3,279	8,759

Income tax expense (note 5)
Current	1,015	2,535
Future	53	222
	1,068	2,757

Net income and comprehensive income	2,211	6,002

Net income per share (note 4)
Basic	0.13	0.33
Diluted	0.12	0.33

Weighted average number of shares outstanding (000's)
Basic	17,576	18,013
Diluted (note 4(e))	17,803	18,189

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended
	March 31	March 31
(in thousands of Canadian dollars)	2010	2009

Cash flows from operating activities
Net income for the period	2,211	6,002
Items not affecting cash -
Amortization	617	555
Future income tax expense	53	222
Stock based compensation expense	374	304
	3,255	7,083
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(7,407)	9,866
Inventories	12,790	4,890
Other current assets	2,617	8,003
Accounts payable and accrued liabilities	13,781	(29,423)
Income taxes payable / receivable	1,010	(3,625)
	26,046	(3,206)

Cash flows (used in)/ from financing activities
(Decrease)/ Increase in bank operating loan	(25,471)	5,207
Issuance of capital stock- Stock options exercised	-	155
Purchase of capital stock through normal course issuer bid	(195)	(1,384)
Purchase of capital stock in trust for Share Unit Plans	(249)	(250)
	(25,915)	3,728

Cash flows used in investing activities
Purchase of property and equipment	(131)	(522)
	(131)	(522)

Change in cash and cash equivalents during the period	-	-

Cash and cash equivalents- Beginning and end of period	-	-

Cash paid during the period for:
Interest	240	193
Income taxes	-	6,160

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323

Normal Course Issuer Bid (note 4 (d))	(303)	(391)		-		(993)		(1,384)
Stock based compensation (notes 4 (a) and (b ))	-	-		304		-		304
Stock options excercised (note 4 (a))	52	372		(217)		-		155
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(50)	(250)		-		-		(250)
Share Units exercised (note 4 (b))	31	47		(47)		-		-
Net income	-	-		-		6,002		6,002
Balance - March 31, 2009	17,824	22,276		18,875		102,999		144,150

Balance - December 31, 2009	17,581	23,284		17,184		102,159		142,627
Normal Course Issuer Bid (note 4 (d))	(29)	(39)		-		(156)		(195)
Stock based compensation (notes 4 (a) and (b ))	-	-		519		-		519
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(37)	(249)		-		-		(249)
Share Units exercised (note 4 (b))	39	273		(273)		-		-
Net income	-	-		-		2,211		2,211
Balance - March 31, 2010	17,554	23,269	-	17,430	-	104,214	-	144,913

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582- Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid:	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value expense of $105,000 was recognized in the three month period ending March 31, 2010 (2009 - $945,000). As at March 31, 2010 and December 31, 2009, the Company had recorded inventory valuation reserves of $5.9 million and $6.3 million respectively.

During the three months ended March 31, 2010, inventory valuation reserves of $0.1 million (2009 - nil) were reversed.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Note 4 – Share Data

At March 31, 2010, the Company had 17.6 million common shares, 1.2 million stock options and 0.6 million share units outstanding.

a)

Stock options

Option activity for each of the three month periods ended March 31 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(5)	(52)
Forfeited	(6)	(31)
Outstanding at March 31	1,184	1,211

Exercisable at March 31	880	734

There were no options granted during the three month periods ended March 31, 2010 and March 31, 2009.

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at March 31, 2010, the Company’s accrued stock option liability was $1,722,000. As the stock option obligations are now recorded as a liability on the Company’s balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three month period ended March 31, 2010 was $54,000 (2009 - $178,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b)

Share Unit Plans

The Company has Restricted Share Unit (“RSU), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSU’s, PSU’s and DSU's are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSU’s and PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU’s are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the three month periods ended March 31 was as follows:

000's		2010		Total		2009		Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	223	53	98	374	161	-	67	228
Granted	139	132	-	271	172	161	-	333
Performance adjustment	-	-	-	-	-	-	-	-
Exercised	(32)	(7)	-	(39)	(30)	-	-	(30)
Forfeited	(2)	-	-	(2)	-	-	-	-

Outstanding at March 31	328	178	98	604	303	161	67	531

Exercisable at March 31	77	11	98	186	104	-	67	171

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Share Unit Plan compensation expense recorded in the three month period ended March 31, 2010, was $272,000 (2009- $126,000).

c)

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open-market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three month period ended March 31, 2010, 36,800 common shares were acquired by the trust (2009 – 50,000) at a cost of $249,000 (2009- $250,000).

d)

Normal Course Issuer Bid (“NCIB”)

On December 23, 2009, the Company announced the renewal of the NCIB to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. During the three month period ended March 31, 2010, the Company purchased 29,498 shares (2009- 302,800) at an average cost of $6.61 per share (2009- $4.57) for an aggregate cost of $195,000 (2009- $1,384,000).

e)

Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended
	March 31
	2010	2009

Weighted average common shares outstanding- basic	17,576	18,013
Effect of Stock options (note 4(a))	-	117
Effect of Share Unit Plans	227	59
Weighted average common shares outstanding- diluted	17,803	18,189

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31
	2010	%	2009	%

Income before income taxes	3,279		8,759
Income taxes calculated at expected rates	930	28.4	2,565	29.3
Non-deductible items	27	0.8	17	0.2
Share based compensation	75	2.3	149	1.7
Adjustments on filing returns & other	36	1.1	26	0.3
	1,068	32.6	2,757	31.5

As at March 31, 2010 included in other current assets are income taxes receivable of $19,000 (December 31, 2009 – $1,029,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at March 31	2010	2009
Assets
Property and equipment	875	836
Share based compensation	806	208
Other	109	274
	1,790	1,318
Liabilities
Goodwill and other	385	354
Net future income tax asset	1,405	964

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010.  The Company anticipates that its bank operating facility will be renewed in the normal course.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s trailing twelve month average debt to 3.0 times trailing 12 month earnings before interest, amortization and taxes. As at March 31, 2010, this ratio was 2.5 times (March 31, 2009 – 0.8 times) and the maximum amount available to be borrowed under the facility was $31 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at March 31, 2010.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At March 31, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the three month periods ended March 31 and the allowance for credit losses deducted from accounts receivables as at March 31 was as follows:

As at March 31	2010	2009
Opening balance	2,335	2,776
Write-offs	(155)	(425)
Recoveries	80	-
Increase during period	185	168
Closing balance	2,445	2,519

Trade receivables outstanding greater than 90 days were 6% of total trade receivables as at March 31, 2010 (2009 – 10%).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

c)

Market Risk

The Company’s bank operating loan and long term debt bear interest based on floating rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at March 31, 2010, the Company had contracted to purchase US$14.0 million at fixed exchange rates with terms not exceeding six months. The fair market values of the contracts were nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	March 31 2010	March 31 2009
Cost of sales for the three months ended	2,115	1,674

Inventory	3,511	4,286

Accounts payable and accrued liabilities	555	128

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three month period ended March 31, 2010, these costs totaled $244,000 (2009: $210,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.